SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 3)

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02083G100	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 02083G100	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 02083G100	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VI GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 02083G100	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Claudio Nessi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 02083G100	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP NO. 02083G100	13G	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund VI, L.P. (“Omega Fund”), Omega Fund VI GP, L.P. (“Omega GP”), Omega Fund VI GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”), of Alpine Immune Science, Inc. (the “Issuer”).

Item 1(a) Name of Issuer:

Alpine Immune Sciences, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s principal executive offices:

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, WA 98102

Items 2(a) Name of Reporting Persons filing:

Omega Fund VI, L.P. (“Omega Fund”)

Omega Fund VI GP, L.P. (“Omega GP”)

Omega Fund VI GP Manager, Ltd. (“Omega Ltd”)

Claudio Nessi (“Nessi”)

Otello Stampacchia (“Stampacchia”)

Anne-Mari Paster (“Paster”)

Item 2(b) Address or principal business office or, if none, residence:

The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Nessi, Stampacchia, and Paster, is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.

Item 2(c) Citizenship:

Name	Citizenship or Place of Organization
Omega Fund	Cayman Islands
Omega GP	Cayman Islands
Omega Ltd	Cayman Islands
Nessi	Switzerland
Stampacchia	Italy
Paster	United States of America

Item 2(d) Title of class of securities:

Common Stock

Item 2(e) CUSIP No.:

02083G100

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4 Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Omega Fund(1)(2)	0	0	0	0	0	0	0.0%
Omega GP(1)(2)	0	0	0	0	0	0	0.0%
Omega Ltd(1)(2)	0	0	0	0	0	0	0.0%
Nessi(1)(2)	0	0	0	0	0	0	0.0%
Stampacchia(1)(2)	0	0	0	0	0	0	0.0%
Paster(1)(2)	0	0	0	0	0	0	0.0%

(1)	As of December 31, 2023, each of the Reporting Persons no longer may be deemed to beneficially own any shares of the Issuer’s Common Stock.
(2)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

OMEGA FUND VI, L.P.

BY:	Omega Fund VI GP, L.P.
ITS:	GENERAL PARTNER

BY:	Omega Fund VI GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Otello Stampacchia
Director

OMEGA FUND VI GP, L.P.

BY:	Omega Fund VI GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Otello Stampacchia
Director

OMEGA FUND VI GP MANAGER, LTD.

By:	/s/ Otello Stampacchia
Director

/s/ * Otello Stampacchia, as Attorney-in-Fact
Claudio Nessi

/s/ Otello Stampacchia
Otello Stampacchia

/s/ * Otello Stampacchia, as Attorney-in-Fact
Anne-Mari Paster